SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 2

ENERGY PARTNERS, LTD.

(Name of Subject Company)

ENERGY PARTNERS, LTD.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

29270U105

(CUSIP Number of Class of Securities)

John H. Peper

Executive Vice President,

General Counsel and Corporate Secretary

Energy Partners, Ltd.

201 St. Charles Avenue, Suite 3400

New Orleans, Louisiana 70170

(504) 569-1875

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Kenneth W. Orce, Esq. John Schuster, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000	Richard D. Katcher, Esq. Trevor S. Norwitz, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019-6150 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 filed on September 14, 2006 (as so amended, the “Schedule 14D-9”), by Energy Partners, Ltd., a Delaware corporation (the “Company” or “EPL”).

The purpose of this amendment is to amend and supplement Items 8 and 9 of the Schedule 14D-9. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.

Item 8.	Additional Information

Item 8- Additional Information is hereby amended and supplemented by adding the following at the end thereof:

On September 22, 2006, a hearing in the Declaratory Action was held in the Delaware Court concerning the Company’s rights and obligations under section 6.2 and other provisions of the Merger Agreement regarding the range of actions the Company is permitted to take in response to the ATS Offer. An oral ruling was issued by the Delaware Court on September 27, 2006. A copy of the transcript of the ruling, and the Company’s press release dated September 27, 2006, are filed as Exhibits (a)(5) and (a)(6) hereto. EPL has initiated, and may continue, discussions with Stone and, pursuant to the resolution adopted by the Board of Directors referred to in the second paragraph of Item 7, EPL is not disclosing the terms of those discussions.

On September 27, 2006, the Company mailed the Summary of Rights to Purchase Preferred Shares and an accompanying letter from Richard A. Bachmann, the Company’s Chairman and Chief Executive Officer, to the Company’s stockholders. This mailing summarizes the terms of the Rights under the Share Purchase Rights Plan entered into by the Company on September 14, 2006 and is filed as an exhibit hereto.

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following:

(a)(5)	Transcript of the Delaware court ruling.

(a)(6)	Press release dated September 27, 2006 (incorporated by reference to Form 8-K filed with the SEC on September 28, 2006).

(a)(7)	Press release dated September 28, 2006 (incorporated by reference to Form 8-K filed with the SEC on September 28, 2006).

(e)(19)	Letter from Richard A. Bachmann, Chairman and Chief Executive Officer, dated September 21, 2006, to Stockholders and Summary of Rights to Purchase Preferred Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ENERGY PARTNERS, LTD.

By:	/s/ John H. Peper
	Name:	John H. Peper
	Title:	Executive Vice President, General
Counsel and Corporate Secretary

Dated: September 28, 2006